# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Abits Group Inc, CIK 0001864055
CUSIP: G6S34K113
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: Level 24, Lee Garden One, 33 Hysan Avenu, Causeway Bay, Hong Kong, Hong Kong (K3), 999077
Date of event which requires filing of this statement: 08/06/2026
Amends the filing with accession number 0001493152-23-015388
Filed by CIK 0001873464
Persons authorized to receive notices and communications: Conglin Deng, Level 24, Lee Garden One, 33 Hysan Avenu, Causeway Bay, Hong Kong, Hong Kong (K3), 999077, 852 6915 7257

## Reporting persons
- Conglin Deng (CIK 0001873464): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Abits Group Inc
Address of issuer's principal executive offices: Level 24, Lee Garden One, 33 Hysan Avenu, Causeway Bay, Hong Kong, Hong Kong (K3), 999077
Comment: This statement relates to the ordinary shares, no par value per share (the "Ordinary Shares"), and the preferred shares, no par value per share (the "Preferred Shares"), of the Issuer.

## Item 2. Identity and Background
Name of person filing: This statement is being filed by Conglin Deng, CEO and Chaiman of the Board of Directors of the Issuer, hereinafter referred to as the "Reporting Person."
Residence or business address: The address of the Reporting Person is: Flat B, 17/F, Tower 1, Grand Homm, Ho Man Tin, Kowloon, Hong Kong

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

On August 5, 2026, the Reporting Person and two companies controlled by the Reporting Person (collectively, the "Sellers") entered into a securities purchase agreement (the "Agreement") with ARC Group International Ltd., a Hong Kong company (the "Purchaser"), and the Issuer. Pursuant to the Agreement, the Sellers agreed to transfer and sell all of the Ordinary Shares and the Preferred Shares of the Issuer owned, directly and indirectly, by the Reporting Person to the Purchaser. Upon the satisfaction or waiver of all conditions set forth in the Agreement, the transaction closed on August 6, 2026, resulting in changes in the number of the Ordinary Shares and the Preferred Shares beneficially owned by the Reporting Person. Following the transaction, the Reporting Person ceased to be a record and beneficial owner of any Ordinary Shares or Preferred Shares of the Issuer, except that the Reporting Person has a future subscription right under certain circumstance as described in Item 6 below.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Amendment No. 2, the Reporting Person does not beneficially own any Ordinary Shares or Preferred Shares of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: The information required by Item 5(b) is set forth in Rows 7 through 10 of the cover page for the Reporting Person and is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as described herein, the Reporting Person has not effected any transactions in the Ordinary Shares or Preferred Shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On August 6, 2026, the Reporting person ceased to be the beneficial owner of more than 5% of the Ordinary Shares or Preferred Shares of the Issuer.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and restated as follows:

The information disclosed under Item 4 of this Amendment No. 2 is hereby incorporated by reference into this Item 6.

In connection with the transaction, the parties to the Agreement also agreed that, if the Issuer acquires additional assets or business operations from a third party (each, a "Business Acquisition") within 180 days following the closing of the transaction (the "Acquisition Period"), the Issuer would issue additional Ordinary Shares to the Reporting Person, having an aggregate value of $5,000,000 (the "Additional Ordinary Shares"). The number of Additional Ordinary Shares issuable would be determined based on the volume weighted average price ("VWAP") per share of the Ordinary Shares (as reported by Nasdaq or such other nationally recognized exchange on which the Company's securities are then listed for trading, and if none or not otherwise available, then as reported by Bloomberg, L.P.) during the 10 consecutive Trading Days (as defined in the Agreement) immediately preceding (a) the public announcement of such Business Acquisition, (b) the entry into definitive transaction documents in connection with such Business Acquisition or (c) the date of issuance thereof, whichever such period (a), (b) or (c) has the lowest VWAP. The Additional Ordinary Shares would be issued to the Reporting Person within five business days following consummation of such Business Acquisition. In the event the Company does not consummate a Business Acquisition within the Acquisition Period, the Purchaser would pay the Reporting Person $5,000,000 in cash within 30 days following the Acquisition Period.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1: Securities Purchase Agreement, dated August 5, 2026, by and among Conglin (Forrest) Deng, Bridgeforrest (BVI) Inc., Alwin Creative Inc., ARC Group International Ltd. and Abits Group Inc

## Signatures
- Conglin Deng: /s/ Conglin Deng, Conglin Deng (08/10/2026)